Exhibit 99.1

NEWS RELEASE

Fortuna drills 4.5 g/t Au over 37.4 meters at Kingfisher and 11.2 g/t Au over 5.6 meters at Sunbird, Séguéla Mine, Côte d’Ivoire

Vancouver, August 18, 2025: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) is pleased to report updated exploration drilling results from the Kingfisher and Sunbird deposits at the Séguéla Mine in Côte d’Ivoire.

Paul Weedon, Senior Vice President of Exploration at Fortuna, commented, “A successful infill drill program was completed at Kingfisher, with several notable intersections confirming the broad nature of the mineralization, including 4.5 g/t Au over an estimated true width of 37.4 meters from 79 meters in drill hole SGRD2363. Exploration has now turned to further extending the strike and depth at Kingfisher, successfully intersecting mineralization 300 meters below surface and a further 250 meters along strike.”

Mr. Weedon continued “Deep exploration drilling testing the southern extent of Sunbird has continued to return excellent results while upgrading the geological confidence and expanding the mineralized envelope, with results including 8.5 g/t Au over an estimated true width of 7.0 meters from 566 meters in drill hole SGRD2431. In addition, drilling has recently identified near surface shallow mineralization approximately 180 meters into the footwall, with results including 2.1 g/t over an estimated true width of 8.4 meters from 32 meters in drill hole SGRD2418 and 5.6 g/t Au over an estimated true width of 4.9 meters from 98 meters in drill hole SGRD2422. Mineralization remains open at depth and along strike.”

Kingfisher Deposit Drilling Highlights

SGRD2313:	9.4 g/t Au 58.1 g/t Au 36.2 g/t Au 2.1 g/t Au 12.1 g/t Au

over an estimated true width of 17.0 meters from 105 meters, including over an estimated true width of 0.9 meters from 118 meters, and over an estimated true width of 2.6 meters from 121 meters

over an estimated true width of 13.6 meters from 131 meters, including over an estimated true width of 0.9 meters from 138 meters

SGRD2349:	5.6 g/t Au 63.1 g/t Au 14.1 g/t Au 2.4 g/t Au 30.2 g/t Au

over an estimated true width of 22.1 meters from 83 meters, including over an estimated true width of 0.9 meters from 94 meters, and over an estimated true width of 2.6 meters from 101 meters

over an estimated true width of 18.7 meters from 113 meters, including over an estimated true width of 0.9 meters from 115 meters

SGRD2363:	4.5 g/t Au 28.4 g/t Au 26.1 g/t Au 12.3 g/t Au

over an estimated true width of 37.4 meters from 79 meters, including over an estimated true width of 0.9 meters from 103 meters, and over an estimated true width of 2.6 meters from 107 meters, and over an estimated true width of 0.9 meters from 122 meters

SGRD2366:	4.4 g/t Au 48.9 g/t Au	over an estimated true width of 20.4 meters from 28 meters, including over an estimated true width of 0.9 meters from 48 meters

SGRD2367:	4.0 g/t Au 3.7 g/t Au 28.2 g/t Au	over an estimated true width of 6.8 meters from 53 meters over an estimated true width of 23.8 meters from 72 meters, including over an estimated true width of 1.7 meters from 97 meters

SGRD2370:	3.0 g/t Au 15.6 g/t Au 33.5 g/t Au 15.2 g/t Au

over an estimated true width of 31.5 meters from 127 meters, including over an estimated true width of 0.9 meters from 133 meters, and over an estimated true width of 0.9 meters from 150 meters, and over an estimated true width of 0.9 meters from 159 meters,

SGRD2381:	4.2 g/t Au 14.0 g/t Au 11.4 g/t Au 15.1 g/t Au

over an estimated true width of 26.4 meters from 36 meters, including over an estimated true width of 0.9 meters from 47 meters, and over an estimated true width of 0.9 meters from 52 meters, and over an estimated true width of 1.7 meters from 61 meters

An additional 78 drill holes, totaling 13,262 meters, have been completed at the Kingfisher Deposit (refer to Figure 1) as part of the resource confidence infill and extension drill program (refer to Figure 2). Drilling to test the emerging down-plunge potential to the north is advancing with two drill rigs in operation. Highlights include drill hole SGRD2501, which intersected 12.7 g/t Au over an estimated true width of 0.9 meters as part of a wider interval of 1.6 g/t Au over an estimated true width of 9.4 meters from 362 meters depth, approximately 300 meters vertically. This is the deepest drilling to date at Kingfisher, with mineralization remaining open along strike and at depth along a greater than one kilometer strike. Drilling is planned to continue through 2025.

The apparent moderate northerly plunge interpreted for the Kingfisher mineralization is atypical for Séguéla, where a moderate southerly plunge is more common. This variation is interpreted as being related to localized dextral movement along the main shear corridor.

Figure 1: Location of the Kingfisher and Sunbird deposits, Séguéla Mine, Côte d’Ivoire

Felsic Volcanics
Volcaniclastics
Basalt-Gabbro-Dolerite
Eastern Andesites
Eastern Schists
Granite
Deposit
Priority prospect
Target
Plant site
P3
8km
BARANA
BADIOR
GABBRO NORTH
5km
P17
PORPHYRY
P21
AGOUTI
KOULA
BOUTI
ANTENNA
BOULDER
KESTREL
WINY
SUNBIRD
KINGFISHER
P1
ANCIEN
N
0
2.5
5km
Fortuna Mining
FOLLY
Date: 05/03/2025

Figure 2: Kingfisher Deposit long-section - looking west, Séguéla Mine, Côte d’Ivoire

Sunbird Deposit Drilling Highlights

SGRD2219:	3.0 g/t Au 12.2 g/t Au 37.8 g/t Au	over an estimated true width of 4.2 meters from 410 meters over an estimated true width of 4.9 meters from 420 meters, including over an estimated true width of 1.4 meters from 425 meters

SGRD2406:	25.2 g/t Au	over an estimated true width of 2.1 meters from 360 meters

SGRD2407:	9.1 g/t Au 52.5 g/t Au	over an estimated true width of 5.6 meters from 196 meters, including over an estimated true width of 0.7 meters from 199 meters

SGRD2409:	11.2 g/t Au 24.6 g/t Au	over an estimated true width of 5.6 meters from 479 meters, including over an estimated true width of 2.1 meters from 480 meters

SGRD2427:	4.1 g/t Au 10.4 g/t Au	over an estimated true width of 4.2 meters from 472 meters over an estimated true width of 4.9 meters from 483 meters

SGRD2431:	8.5 g/t Au 53.3 g/t Au 6.6 g/t Au 21.1 g/t Au

over an estimated true width of 7.0 meters from 566 meters, including over an estimated true width of 0.7 meters from 566 meters

over an estimated true width of 2.8 meters from 591 meters, including over an estimated true width of 0.7 meters from 591 meters

SGRD2433:	13.1 g/t Au 26.8 g/t Au 23.2 g/t Au 7.1 g/t Au 10.4 g/t Au 18.2 g/t Au 21.1 g/t Au

over an estimated true width of 3.5 meters from 472 meters, including over an estimated true width of 0.7 meters from 473 meters, and over an estimated true width of 0.7 meters from 476 meters

over an estimated true width of 7.7 meters from 482 meters, including over an estimated true width of 0.7 meters from 482 meters, and over an estimated true width of 0.7 meters from 484 meters, and over an estimated true width of 0.7 meters from 487 meters

An additional 41 drill holes, totaling 17,532 meters, have been completed at the Sunbird Deposit (refer to Figure 1) as part of the resource confidence infill and extension program (refer to Figure 3). The program had two objectives: first, to infill and upgrade resource confidence for an approximate 600-meter section along strike of the current underground resource; and second, to extend and expand the down-plunge extension a further 300 meters south.

Drilling on the main shoot has continued to intersect high grades along the projected plunge, with drill-defined mineralization now extending more than 1.1 kilometers down plunge, approximately 700 meters below surface. Results include 11.2 g/t Au over an estimated true width of 5.6 meters from 479 meters in drill hole SGRD2409. Results such as 10.4 g/t Au over an estimated true width of 4.9 meters from 483 meters in drill hole SGRD2427, and 12.2 g/t Au over an estimate true width of 4.9 meters from 420 meters in drill hole SGRD2219, highlight the emergence of a second high grade shoot extending at least 800 meters down plunge from the bottom of the currently defined pit. Mineralization remains open at depth and along strike, with drilling scheduled to continue until the end of 2025.

Drilling targeting the deep extensions also intersected near-surface mineralization approximately 180 meters into the footwall. Further drilling will be carried out to determine the mineralized extent, which is presently open over a 400-meter strike length, and relationship to Sunbird as well as historic small-scale artisanal workings further south along strike. Results include 5.6 g/t Au over an estimated true width of 4.9 meters from 98 meters in drill hole SGRD2422, and 14.7 g/t Au over an estimated true width of 2.8 meters from 32 meters in drill hole SGRD2218.

Figure 3: Sunbird Deposit long-section - looking west, Séguéla Mine, Côte d’Ivoire

Quality Assurance & Quality Control (QA - QC)

All drilling was completed under supervision of Fortuna personnel, following standardized procedures and methodologies.

Reverse Circulation (RC) Drilling

RC drilling used a 5.25-inch face sampling pneumatic hammer, with samples collected into 60-liter plastic bags. Samples were kept dry by maintaining sufficient air pressure to exclude groundwater inflow. If water ingress exceeded the air pressure, RC drilling was stopped, and drilling converted to diamond core tails. Once collected, RC samples were riffle split through a three-tier splitter to produce a 12.5% representative sample for laboratory submission. The remaining 87.5% samples were stored at the drill site until assay results were received and validated. Coarse reject samples from mineralized samples corresponding to significant intervals are retained and stored on-site at the Company´s core yard.

Diamond Drilling (DD)

DD drill holes started with HQ sized diameter, before reducing to NQ diameter diamond drill bits on intersecting fresh rock. The core was logged, marked for sampling in standard one-meter lengths or to a geological boundary, then cut into equal halves using a diamond saw. One half was retained in the original core box and stored in a secure location at the Company core yard at the project site. The other half was sampled, catalogued, and placed into sealed bags and securely stored at the site until shipment.

Sample Transport and Analysis

All RC and DD samples were transported by Company vehicle or commercial courier to ALS Global’s preparation laboratory in Yamoussoukro, Cote d’Ivoire or Bureau Veritas’ preparation and analytical laboratory in Abidjan, Cote d’Ivoire. Sample pulps prepared by ALS Global were then transported via commercial courier to ALS Global’s facility in Ouagadougou, Burkina Faso. Routine gold analysis using a 50-gram charge and fire assay with an atomic absorption finish was completed for all samples at either ALS’s Ouagadougou laboratory or Bureau Veritas’ laboratory in Abidjan. Samples returning assays >10 ppm Au were reanalyzed using a 50-gram charge and fire assay with a gravimetric finish.

Quality Control

Quality control procedures included systematic insertion of blanks, duplicates, and certified reference standards into the sample stream. Both ALS Global and Bureau Veritas laboratories also inserted their own quality control samples.

Qualified Person

Paul Weedon, Senior Vice President Exploration for Fortuna Mining Corp., is a Qualified Person as defined by National Instrument 43-101 being a member of the Australian Institute of Geoscientists (Membership #6001). Mr. Weedon has reviewed and approved the scientific and technical information contained in this news release. He has also verified the data disclosed, including the sampling, analytical and test data underlying the information or opinions contained herein, by reviewing geochemical and geological databases and examining diamond drill core. There were no limitations to the verification process.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and a portfolio of exploration projects in Argentina, Côte d’Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project in Senegal. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

Forward looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, the Company’s proposed exploration plans at the Séguéla Mine ; statements about the Company’s business strategies, plans and outlook; the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; the impact of inflationary pressures on the Company’s business and operations; the future results of exploration activities; expectations with respect to metal grade estimates and the impact of any variations relative to metals grades experienced; assumed and future metal prices; the merit of the Company’s mines and mineral properties; and the future financial or operating performance of the Company. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “proposed”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks related to the conversion of Mineral Resources to Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian, and Israeli – Hamas conflicts, and the impacts they may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks related to the ability to retain or extend title to the Company’s mineral properties; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the fiscal year ended December 31, 2024. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; the duration and impacts of geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events, or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

All reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. All Mineral Reserve and Mineral Resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

Appendix 1: Séguéla Mine drill program details of the drill holes and assay results for the Kingfisher and Sunbird deposits

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[3] (m)	Au (ppm)	Hole Type[4]	Area
SGRD2272	743649	892480	390	170	90	-60	110	123	13	11.1	1.1	RCD	Kingfisher
							131	143	12	10.2	0.6	RCD	Kingfisher
SGRD2274	743748	892835	394	120	90	-60	NSI					RCD	Kingfisher
SGRD2294	743751	892581	383	132	90	-60	101	108	7	6.0	1.0	RCD	Kingfisher
SGRD2301	743723	892779	392	216	90	-60	144	158	14	11.9	1.8	RCD	Kingfisher
							162	178	16	13.6	5.8	RCD	Kingfisher
						inclu.	169	170	1	0.9	53.9	RCD	Kingfisher
SGRD2305	743727	892731	398	168	90	-60	103	111	8	6.8	1.0	RCD	Kingfisher
							128	141	13	11.1	2.8	RCD	Kingfisher
							145	147	2	1.7	9.2	RCD	Kingfisher
						inclu.	146	147	1	0.9	17.7	RCD	Kingfisher
							151	156	5	4.3	2.7	RCD	Kingfisher
SGRD2310	743700	892732	404	231	90	-60	121	128	7	6.0	1.2	RCD	Kingfisher
							159	168	9	7.7	1.5	RCD	Kingfisher
							174	181	7	6.0	1.7	RCD	Kingfisher
SGRD2313	743726	892681	399	168	90	-60	105	125	20	17.0	9.4	RCD	Kingfisher
						inclu.	118	119	1	0.9	58.1	RCD	Kingfisher
						and	121	124	3	2.6	36.2	RCD	Kingfisher
							131	147	16	13.6	2.1	RCD	Kingfisher
						inclu.	138	139	1	0.9	12.1	RCD	Kingfisher
SGRD2319	743701	892680	404	210.4	90	-60	132	163	31	26.4	2.5	RCD	Kingfisher
						inclu.	150	151	1	0.9	10.0	RCD	Kingfisher
						and	162	163	1	0.9	22.3	RCD	Kingfisher
							169	189	20	17.0	4.5	RCD	Kingfisher
						inclu.	177	179	2	1.7	33.9	RCD	Kingfisher
SGRD2321	743674	892431	386	156.2	90	-60	66	68	2	1.7	3.4	RCD	Kingfisher
							74	78	4	3.4	1.4	RCD	Kingfisher
							98	107	9	7.7	0.7	RCD	Kingfisher
							132	138	6	5.1	1.8	RCD	Kingfisher
SGRD2323	743676	892580	405	196.8	90	-60	131	151	20	17.0	2.9	RCD	Kingfisher
						inclu.	131	132	1	0.9	12.7	RCD	Kingfisher
						and	136	137	1	0.9	12.9	RCD	Kingfisher
SGRD2324	743674	892678	408	228.7	90	-60	67	73	6	5.1	1.9	RCD	Kingfisher
							169	179	10	8.5	0.9	RCD	Kingfisher
							183	193	10	8.5	1.5	RCD	Kingfisher

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[3] (m)	Au (ppm)	Hole Type[4]	Area
							203	214	11	9.4	1.3	RCD	Kingfisher
							219	228.7	9.7	8.2	2.3	RCD	Kingfisher
						inclu.	220	221	1	0.9	13.3	RCD	Kingfisher
SGRD2326	743649	892581	406	210	90	-60	151	158	7	6.0	0.7	RCD	Kingfisher
							165	172	7	6.0	1.9	RCD	Kingfisher
SGRD2327	743699	892631	396	189	90	-60	118	144	26	22.1	1.6	RCD	Kingfisher
							151	170	19	16.2	1.3	RCD	Kingfisher
SGRD2333	743628	892377	384	160	90	-60	90	101	11	9.4	1.8	RCD	Kingfisher
							139	156	17	14.5	1.4	RCD	Kingfisher
SGRD2335	743648	892528	399	188.8	90	-60	83	84	1	0.9	6.3	RCD	Kingfisher
							138	158	20	17.0	1.0	RCD	Kingfisher
							175	183	8	6.8	0.8	RCD	Kingfisher
SGRD2338	743651	892428	396	201	90	-60	91	93	2	1.7	3.3	RCD	Kingfisher
							105	113	8	6.8	1.8	RCD	Kingfisher
							134	136	2	1.7	8.4	RCD	Kingfisher
						inclu.	134	135	1	0.9	14.0	RCD	Kingfisher
SGRD2339	743626	892432	399	198	90	-60	120	133	13	11.1	0.9	RCD	Kingfisher
							157	172	15	12.8	1.8	RCD	Kingfisher
						inclu.	167	168	1	0.9	12.1	RCD	Kingfisher
SGRD2340	743651	892229	384	120	90	-60	41	47	6	5.1	1.1	RCD	Kingfisher
							63	104	41	34.9	2.3	RCD	Kingfisher
						inclu.	65	66	1	0.9	10.2	RCD	Kingfisher
						and	75	76	1	0.9	10.3	RCD	Kingfisher
SGRD2347	743626	892182	404	135	90	-60	66	78	12	10.2	3.4	RCD	Kingfisher
						inclu.	73	74	1	0.9	24.0	RCD	Kingfisher
SGRD2349	743652	892331	409	142	90	-60	61	63	2	1.7	2.8	RCD	Kingfisher
							83	109	26	22.1	5.6	RCD	Kingfisher
						inclu.	94	95	1	0.9	63.1	RCD	Kingfisher
						and	101	104	3	2.6	14.1	RCD	Kingfisher
							113	135	22	18.7	2.4	RCD	Kingfisher
						inclu.	115	116	1	0.9	30.2	RCD	Kingfisher
SGRD2350	743626	892332	412	153	90	-60	88	106	18	15.3	3.3	RCD	Kingfisher
						inclu.	91	93	2	1.7	24.2	RCD	Kingfisher
							129	143	14	11.9	1.8	RCD	Kingfisher
						inclu.	138	139	1	0.9	12.6	RCD	Kingfisher
SGRD2353	743652	892132	410	117.2	90	-60	58	63	5	4.3	1.6	RCD	Kingfisher
							80	86	6	5.1	3.3	RCD	Kingfisher

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[3] (m)	Au (ppm)	Hole Type[4]	Area
SGRD2354	743626	892130	412	129.3	90	-60	78	93	15	12.8	0.8	RCD	Kingfisher
							99	112	13	11.1	0.8	RCD	Kingfisher
SGRC2358	743650	892075	424	98	90	-60	43	53	10	8.5	1.6	RC	Kingfisher
							57	80	23	19.6	0.9	RC	Kingfisher
SGRC2359	743691	892030	424	34	90	-60	NSI					RC	Kingfisher
SGRC2360	743670	892030	427	78	90	-60	NSI					RC	Kingfisher
SGRC2361	743645	892030	431	110	90	-60	NSI					RC	Kingfisher
SGRC2362	743675	892130	414	70	90	-60	11	13	2	1.7	2.9	RC	Kingfisher
							28	48	20	17.0	1.7	RC	Kingfisher
						inclu.	40	41	1	0.9	11.6	RC	Kingfisher
							52	63	11	9.4	1.3	RC	Kingfisher
SGRD2363	743650	892280	415	134	90	-60	79	123	44	37.4	4.5	RCD	Kingfisher
						inclu.	103	104	1	0.9	28.4	RCD	Kingfisher
						and	107	110	3	2.6	26.1	RCD	Kingfisher
						and	122	123	1	0.9	12.3	RCD	Kingfisher
SGRC2364	743625	892280	419	145	90	-60	84	106	22	18.7	2.2	RC	Kingfisher
						inclu.	88	90	2	1.7	14.9	RC	Kingfisher
							112	132	20	17.0	1.6	RC	Kingfisher
SGRD2365	743600	892280	422	170.2	90	-60	117	132	15	12.8	1.3	RCD	Kingfisher
SGRD2366	743700	892280	406	90	90	-60	28	52	24	20.4	4.4	RCD	Kingfisher
						inclu.	48	49	1	0.9	48.9	RCD	Kingfisher
							58	64	6	5.1	2.0	RCD	Kingfisher
SGRC2367	743675	892280	411	109	90	-60	53	61	8	6.8	4.0	RC	Kingfisher
							72	100	28	23.8	3.7	RC	Kingfisher
						inclu.	97	99	2	1.7	28.2	RC	Kingfisher
SGRD2368	743700	892780	419	261	90	-60	175	208	33	28.1	1.6	RCD	Kingfisher
						inclu.	199	200	1	0.9	10.5	RCD	Kingfisher
							219	229	10	8.5	2.6	RCD	Kingfisher
SGRD2369	743600	892380	416	186	90	-60	149	155	6	5.1	1.4	RCD	Kingfisher
SGRD2370	743726	892730	417	189	90	-60	127	164	37	31.5	3.0	RCD	Kingfisher
						inclu.	133	134	1	0.9	15.6	RCD	Kingfisher
						and	150	151	1	0.9	33.5	RCD	Kingfisher
						and	159	160	1	0.9	15.2	RCD	Kingfisher
SGRD2371	743605	892331	417	171	90	-60	112	140	28	23.8	0.8	RCD	Kingfisher
SGRC2372	743852	893033	409	91	90	-60	67	84	17	14.5	1.1	RC	Kingfisher
SGRC2373	743838	892937	410	97	90	-60	60	77	17	14.5	2.4	RC	Kingfisher
						inclu.	70	71	1	0.9	19.5	RC	Kingfisher

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[3] (m)	Au (ppm)	Hole Type[4]	Area
SGRC2374	743865	893005	405	80	90	-60	NSI					RC	Kingfisher
SGRC2375	743846	892983	406	100	90	-60	64	80	16	13.6	1.1	RC	Kingfisher
SGRD2376	743769	892937	423	210	90	-60	158	167	9	7.7	0.7	RCD	Kingfisher
							172	183	11	9.4	4.4	RCD	Kingfisher
						inclu.	180	182	2	1.7	13.2	RCD	Kingfisher
SGRD2377	743690	892833	415	288	90	-60	221	226	5	4.3	1.8	RCD	Kingfisher
							250	261	11	9.4	1.3	RCD	Kingfisher
SGRD2378	743774	892882	422	160	90	-60	NSI					RCD	Kingfisher
SGRD2379	743724	892881	423	234	90	-60	NSI					RCD	Kingfisher
SGRD2380	743737	892602	410	135	90	-60	68	80	12	10.2	1.0	RCD	Kingfisher
							96	102	6	5.1	2.0	RCD	Kingfisher
SGRC2381	743708	892303	405	90	90	-60	36	67	31	26.4	4.2	RC	Kingfisher
						inclu.	47	48	1	0.9	14.0	RC	Kingfisher
						and	52	53	1	0.9	11.4	RC	Kingfisher
						and	61	63	2	1.7	15.1	RC	Kingfisher
SGRC2382	743706	892253	401	80	90	-60	17	42	25	21.3	1.8	RC	Kingfisher
							49	59	10	8.5	1.7	RC	Kingfisher
SGRC2383	743697	892202	404	80	90	-60	19	54	35	29.8	3.1	RC	Kingfisher
						inclu.	26	28	2	1.7	12.9	RC	Kingfisher
						and	48	49	1	0.9	25.8	RC	Kingfisher
SGRD2384	743607	892131	427	144	90	-60	100	102	2	1.7	25.7	RCD	Kingfisher
SGRC2385	743801	892934	418	24	90	-60	Not sampled					RC	Kingfisher
SGRC2386	743814	892979	408	49	90	-60	Not sampled					RC	Kingfisher
SGRC2387	743625	892075	430	120	90	-60	106	108	2	1.7	3.3	RC	Kingfisher
SGRC2388	743726	892159	409	54	90	-60	NSI					RC	Kingfisher
SGRC2389	743802	892933	418	37	90	-60	Not sampled					RC	Kingfisher
SGRD2390	743801	892933	418	162	90	-60	112	125	13	11.1	1.5	RCD	Kingfisher
SGRD2391	743575	892179	421	170	90	-60	118	129	11	9.4	0.6	RCD	Kingfisher
							138	147	9	7.7	1.3	RCD	Kingfisher
SGRD2392	743730	892838	412	195	90	-60	170	183	13	11.1	1.3	RCD	Kingfisher
SGRD2393	743602	892230	414	160	90	-60	103	110	7	6.0	0.8	RCD	Kingfisher
SGRD2394	743675	892630	425	219	90	-60	148	151	3	2.6	3.4	RCD	Kingfisher
							158	188	30	25.5	2.4	RCD	Kingfisher
						inclu.	172	173	1	0.9	11.5	RCD	Kingfisher
						and	185	186	1	0.9	28.3	RCD	Kingfisher
							202	205	3	2.6	5.8	RCD	Kingfisher
						inclu.	203	204	1	0.9	13.7	RCD	Kingfisher

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[3] (m)	Au (ppm)	Hole Type[4]	Area
SGRD2395	743625	892480	416	195	90	-60	149	154	5	4.3	1.8	RCD	Kingfisher
							172	183	11	9.4	1.7	RCD	Kingfisher
							187	188	1	0.9	6.7	RCD	Kingfisher
SGRD2396	743625	892580	431	230	90	-60	179	188	9	7.7	0.8	RCD	Kingfisher
							218	225	7	6.0	1.5	RCD	Kingfisher
SGRD2397	743675	892730	429	252	90	-60	198	215	17	14.5	2.7	RCD	Kingfisher
						inclu.	203	204	1	0.9	11.7	RCD	Kingfisher
							219	249	30	25.5	2.5	RCD	Kingfisher
						inclu.	233	234	1	0.9	33.5	RCD	Kingfisher
SGRD2398	743815	892980	408	140	90	-60	112	115	3	2.6	2.8	RCD	Kingfisher
SGRD2399	743575	892280	423	186	90	-60	138	141	3	2.6	3.1	RCD	Kingfisher
							168	174	6	5.1	1.8	RCD	Kingfisher
SGRD2400	743615	892900	434	340	90	-60	282	290	8	6.8	0.9	RCD	Kingfisher
							300	313	13	11.1	1.1	RCD	Kingfisher
							327	331	4	3.4	15.8	RCD	Kingfisher
						inclu.	328	331	3	2.6	20.6	RCD	Kingfisher
SGRD2501	743595	893000	455	440	90	-60	362	373	11	9.4	1.6	RCD	Kingfisher
							362	363	1	0.9	12.7	RCD	Kingfisher
							386	391	5	4.3	1.1	RCD	Kingfisher
SGRD2502	743655	893000	442	372	90	-60	301	307	6	5.1	1.0	RCD	Kingfisher
SGRD2503	743670	892900	427	303	90	-60	275	292	17	14.5	0.9	RCD	Kingfisher
							297	299	2	1.7	3.1	RCD	Kingfisher
SGRD2504	743560	892900	444	408	90	-60	389	394	5	4.3	3.6	RCD	Kingfisher
						inclu.	392	393	1	0.9	14.4	RCD	Kingfisher
SGRD2505	743560	892230	419	180	90	-60	NSI					RCD	Kingfisher
SGRD2506	743575	892130	432	180	90	-60	128	132	4	3.4	2.9	RCD	Kingfisher
SGRD2507	743500	892405	437	306	90	-60	NSI					RCD	Kingfisher
SGRD2508	743716	893000	425	282	90	-60	172	177	5	4.3	1.2	RCD	Kingfisher
SGRD2509	743508	892455	443	300	90	-60	263	265	2	1.7	3.2	RCD	Kingfisher
SGRD2511	743510	892355	430	273	90	-60	247	249	2	1.7	6.1	RCD	Kingfisher
						inclu.	248	249	1	0.9	10.6	RCD	Kingfisher
SGRC2512	743560	892755	447	50	90	-60	Not sampled					RC	Kingfisher
SGRC2514	743640	892960	443	61	90	-60	Not sampled					RC	Kingfisher

SGRD2215	742280	891928	600	780	90	-60	707	710	3	2.1	3.3	RCD	Sunbird
							734	737	3	2.1	17.5	RCD	Sunbird
						inclu.	735	736	1	0.7	45.8	RCD	Sunbird
							741	747	6	4.2	7.6	RCD	Sunbird

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[3] (m)	Au (ppm)	Hole Type[4]	Area
						inclu.	741	742	1	0.7	10.4	RCD	Sunbird
						and	745	746	1	0.7	14.9	RCD	Sunbird
							751	756	5	3.5	2.7	RCD	Sunbird
							759	761	2	1.4	5.7	RCD	Sunbird
SGRD2216	742415	892220	578	552	90	-60	68	76	8	5.6	1.6	RCD	Sunbird FW
							513	521	8	5.6	5.2	RCD	Sunbird
						inclu.	516	517	1	0.7	11.0	RCD	Sunbird
SGRD2217	742495	892510	551	507	90	-60	465	467	2	1.4	3.6	RCD	Sunbird
SGRD2218	742540	892835	535	550	90	-60	16	24	8	5.6	1.3	RCD	Sunbird FW
							32	36	4	2.8	14.7	RCD	Sunbird FW
							510	511	1	0.7	7.0	RCD	Sunbird
SGRD2219	742540	892835	535	460.2	90	-60	410	416	6	4.2	3.0	RCD	Sunbird
							420	427	7	4.9	12.2	RCD	Sunbird
						inclu.	425	427	2	1.4	37.8	RCD	Sunbird
SGRD2401	742550	892525	567	400.2	90	-60	316	320	4	2.8	15.8	RCD	Sunbird
						inclu.	317	320	3	2.1	19.8	RCD	Sunbird
							353	354	1	0.7	9.7	RCD	Sunbird
SGRD2402	742455	892410	559	510	90	-60	468	470	2	1.4	4.5	RCD	Sunbird
							475	476	1	0.7	7.1	RCD	Sunbird
SGRD2403	742530	892355	573	380.1	90	-60	300	301	1	0.7	7.1	RCD	Sunbird
							328	334	6	4.2	5.6	RCD	Sunbird
						inclu.	330	331	1	0.7	18.3	RCD	Sunbird
						and	333	334	1	0.7	5.6	RCD	Sunbird
SGRD2404	742504	892314	572	393	90	-60	282	283	1	0.7	128.7	RCD	Sunbird
							340	341	1	0.7	10.3	RCD	Sunbird
							362	365	3	2.1	4.4	RCD	Sunbird
							374	375	1	0.7	10.1	RCD	Sunbird
SGRD2405	742532	892553	561	430	90	-60	404	405	1	0.7	8.2	RCD	Sunbird
							411	413	2	1.4	4.3	RCD	Sunbird
SGRD2406	742491	892276	574	430	90	-60	360	363	3	2.1	25.2	RCD	Sunbird
						inclu.	360	362	2	1.4	36.5	RCD	Sunbird
							376	384	8	5.6	2.5	RCD	Sunbird
SGRD2407	742600	892553	577	280	90	-60	196	204	8	5.6	9.1	RCD	Sunbird
						inclu.	199	200	1	0.7	52.5	RCD	Sunbird
							228	231	3	2.1	3.3	RCD	Sunbird
							234	235	1	0.7	5.0	RCD	Sunbird
SGRD2408	742445	892275	575	49	90	-60	Not sampled					RCD	Sunbird
SGRD2409	742452	892278	575	510.2	90	-60	479	487	8	5.6	11.2	RCD	Sunbird

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[3] (m)	Au (ppm)	Hole Type[4]	Area
						inclu.	480	483	3	2.1	24.6	RCD	Sunbird
							494	495	1	0.7	23.6	RCD	Sunbird
SGRD2410	742586	892380	578	260	90	-60	205	206	1	0.7	6.4	RCD	Sunbird
							210	215	5	3.5	5.6	RCD	Sunbird
						inclu.	213	214	1	0.7	14.0	RCD	Sunbird
SGRD2411	742600	892438	565	230	90	-60	185	190	5	3.5	5.6	RCD	Sunbird
						inclu.	188	189	1	0.7	19.3	RCD	Sunbird
							204	205	1	0.7	7.9	RCD	Sunbird
SGRD2412	742456	892248	580	480.3	90	-60	402	403	1	0.7	5.8	RCD	Sunbird
							426	430	4	2.8	1.9	RCD	Sunbird
							433	434	1	0.7	7.0	RCD	Sunbird
SGRD2413	742544	892404	564	360	90	-60	274	275	1	0.7	13.0	RCD	Sunbird
							297	298	1	0.7	22.0	RCD	Sunbird
							301	303	2	1.4	9.0	RCD	Sunbird
						inclu.	302	303	1	0.7	15.4	RCD	Sunbird
SGRD2414	742391	892170	589	97	90	-60	Not sampled					RCD	Sunbird
SGRD2415	742393	892173	593	579	90	-60	113	115	2	1.4	11.2	RCD	Sunbird FW
						inclu.	113	114	1	0.7	19.8	RCD	Sunbird FW
							123	134	11	7.7	2.2	RCD	Sunbird FW
							562	566	4	2.8	6.8	RCD	Sunbird
						inclu.	564	565	1	0.7	14.7	RCD	Sunbird
SGRD2416	742347	892072	601	680	90	-60	163	165	2	1.4	19.1	RCD	Sunbird FW
						inclu.	163	164	1	0.7	35.7	RCD	Sunbird FW
						-60	637	640	3	2.1	13.7	RCD	Sunbird
						inclu.	637	638	1	0.7	35.2	RCD	Sunbird
							643	646	3	2.1	7.1	RCD	Sunbird
						inclu.	644	645	1	0.7	14.8	RCD	Sunbird
SGRD2417	742500	892433	554	450	90	-60	372	373	1	0.7	6.4	RCD	Sunbird
							383	386	3	2.1	7.9	RCD	Sunbird
						inclu.	383	384	1	0.7	17.4	RCD	Sunbird
							404	406	2	1.4	3.9	RCD	Sunbird
SGRD2418	742424	892305	601	540.1	90	-60	32	44	12	8.4	2.1	RCD	Sunbird FW
							NSI					RCD	Sunbird
SGRD2419	742556	892888	524	450	90	-60	434	435	1	0.7	19.0	RCD	Sunbird
SGRD2420	742531	892763	542	490	90	-60	430	436	6	4.2	8.4	RCD	Sunbird
						inclu.	430	432	2	1.4	18.1	RCD	Sunbird
							439	445	6	4.2	9.2	RCD	Sunbird

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[3] (m)	Au (ppm)	Hole Type[4]	Area
						inclu.	441	443	2	1.4	18.3	RCD	Sunbird
SGRD2421	742543	892663	550	450	90	-60	408	411	3	2.1	1.9	RCD	Sunbird
							416	424	8	5.6	6.8	RCD	Sunbird
						inclu.	422	424	2	1.4	16.2	RCD	Sunbird
SGRD2422	742405	892129	606	580	90	-60	36	40	4	2.8	2.3	RCD	Sunbird FW
							98	105	7	4.9	5.6	RCD	Sunbird FW
						inclu.	101	102	1	0.7	26.8	RCD	Sunbird FW
							NSI					RCD	Sunbird
SGRD2423	742579	892411	568	450	90	-60	198	199	1	0.7	12.4	RCD	Sunbird
							211	213	2	1.4	21.5	RCD	Sunbird
						inclu.	211	212	1	0.7	41.2	RCD	Sunbird
							228	231	3	2.1	7.3	RCD	Sunbird
						inclu.	229	230	1	0.7	17.3	RCD	Sunbird
SGRD2424	742526	892585	512	73	90	-60	Not sampled					RCD	Sunbird
SGRD2425	742533	892587	556	450	90	-60	366	367	1	0.7	7.1	RCD	Sunbird
SGRD2426	742415	892335	569	570.1	90	-60	51	52	1	0.7	25.1	RCD	Sunbird FW
							475	477	2	1.4	2.7	RCD	Sunbird
SGRD2427	742506	892611	541	520	90	-60	472	478	6	4.2	4.1	RCD	Sunbird
						inclu.	472	473	1	0.7	10.4	RCD	Sunbird
							483	490	7	4.9	10.4	RCD	Sunbird
						inclu.	485	489	4	2.8	16.5	RCD	Sunbird
SGRD2428	742343	892123	571	680	90	-60	162	164	2	1.4	9.7	RCD	Sunbird
						inclu.	163	164	1	0.7	13.7	RCD	Sunbird
							588	590	2	1.4	3.4	RCD	Sunbird
							598	600	2	1.4	3.9	RCD	Sunbird
							605	609	4	2.8	4.5	RCD	Sunbird
						inclu.	608	609	1	0.7	11.4	RCD	Sunbird
							613	615	2	1.4	7.0	RCD	Sunbird
							619	624	5	3.5	10.8	RCD	Sunbird
						inclu.	620	621	1	0.7	39.1	RCD	Sunbird
SGRD2429	742524	892676	511	480.2	90	-60	439	442	3	2.1	3.6	RCD	Sunbird
							449	457	8	5.6	7.6	RCD	Sunbird
						inclu.	454	457	3	2.1	15.1	RCD	Sunbird
SGRD2430	742391	892250	569	570.1	90	-60	133	135	2	1.4	4.3	RCD	Sunbird
							139	143	4	2.8	1.7	RCD	Sunbird
							497	500	3	2.1	7.7	RCD	Sunbird
						inclu.	498	499	1	0.7	11.0	RCD	Sunbird

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[3] (m)	Au (ppm)	Hole Type[4]	Area
							507	508	1	0.7	15.2	RCD	Sunbird
							524	525	1	0.7	6.7	RCD	Sunbird
							551	559	8	5.6	7.3	RCD	Sunbird
						inclu.	553	555	2	1.4	18.4	RCD	Sunbird
SGRD2431	742363	892026	605	642	90	-60	166	169	3	2.1	3.5	RCD	Sunbird FW
							173	175	2	1.4	13.4	RCD	Sunbird FW
						inclu.	174	175	1	0.7	25.1	RCD	Sunbird FW
							548	549	1	0.7	15.0	RCD	Sunbird
							566	576	10	7.0	8.5	RCD	Sunbird
						inclu.	566	567	1	0.7	53.3	RCD	Sunbird
							591	595	4	2.8	6.6	RCD	Sunbird
						inclu.	591	592	1	0.7	21.1	RCD	Sunbird
SGRC2432	742440	892200	585	61	90	-60	Not sampled					RC	Sunbird
SGRD2433	742440	892200	585	520	90	-60	458	459	1	0.7	7.4	RCD	Sunbird
							472	477	5	3.5	13.1	RCD	Sunbird
						inclu.	473	474	1	0.7	26.8	RCD	Sunbird
						and	476	477	1	0.7	23.2	RCD	Sunbird
							482	493	11	7.7	7.1	RCD	Sunbird
						inclu.	482	483	1	0.7	10.4	RCD	Sunbird
						and	484	485	1	0.7	18.2	RCD	Sunbird
						and	487	488	1	0.7	21.1	RCD	Sunbird
SGRC2435	742425	892410	563	30	90	-60	Not sampled					RC	Sunbird
SGRD2436	742425	892410	563	570	90	-60	NSI					RCD	Sunbird
SGRD2437	742500	892685	536	37	90	-60	Not sampled					RCD	Sunbird

Notes:

1. EOH: End of hole

2. Depths and widths reported to nearest significant decimal place

3. NSI: No significant intercepts

4. ETW: Estimated true width

5. RC: reverse circulation drilling | DD: diamond drilling tail | RCD: reverse circulation drilling with diamond tail